SCHEDULE 13D

                                 (RULE 13D-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                        KNOWLEDGE TRANSFER SYSTEMS, INC.

                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    49924U103

                                 (CUSIP NUMBER)

                                   Steve Burke
                        Knowledge Transfer Systems, Inc.
                               62 Crestmont Drive
                                Oakland, CA 94619
                                 (510) 251-6230
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                November 29, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1| NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


|1|     Steve K. Burke
--------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]
--------------------------------------------------------------------------------
|3|     SEC  USE  ONLY
--------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        OO
--------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [ ]
--------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        USA
--------------------------------------------------------------------------------
                    |7|  SOLE  VOTING  POWER
NUMBER  OF               12,000,000
SHARES
BENEFICIALLY        |8|  SHARED  VOTING  POWER
OWNED  BY  EACH          0
REPORTING
PERSON  WITH        |9|  SOLE  DISPOSITIVE  POWER
                         12,000,000
--------------------------------------------------------------------------------
|10|     SHARED  DISPOSITIVE  POWER
               0
--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
               12,050,000 **
--------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  (See Instructions)                                         [  ]
--------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
               23.7%
--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  (See Instructions)

               IN
--------------------------------------------------------------------------------

* See Item 3 Below.
** Includes: (i) 50,000 shares of common stock owned by the Reporting Person's wife, Gail Burke, and (ii) 12,000,000 shares of common stock owned by Reporting Person.

INTRODUCTORY STATEMENT

         This Amendment No. 1 to the Statement on Schedule 13D (this "Amendment") relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of Knowledge Transfer Systems, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the original initial Statement on Schedule 13D, dated June 22, 2004 (the "Original Schedule 13D"), filed by the Reporting Persons (as defined herein).

         The Initial Statement is hereby amended as follows. Any statement contained in the Initial Statement shall be deemed to be modified or superceded for purposes of the Statement to the extent that a statement contained in this Amendment modifies or supercedes such statement therein.

ITEM  1.  SECURITY  AND  ISSUER

This Statement on Schedule 13D relates to the Common Stock of Issuer. The principal executive offices of Issuer are located at 62 Crestmont Drive, Oakland, California 94619.


ITEM 2. IDENTITY AND BACKGROUND

(a)-(c) This Statement on Schedule 13D is being filed by Steve Burke. Mr. Burke's business address is 62 Crestmont Drive, Oakland, California 94619. Mr. Burke is the President and Chief Executive Officer of the Issuer.

(d)-(e) During the last five years, Mr. Burke: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Burke is a citizen of the United States.

ITEM 3. SOURCE OF AMOUNT OF FUNDS OR OTHER COMPENSATION

The disclosure set forth in Item 3 is amended and restated in its entirety as follows:

As previously reported in the Original Schedule 13D, on April 24, 2001, Mr. Burke purchased 12,000,000 shares of Common Stock of the Issuer at a price of $.05 per share utilizing a loan, in the principal amount of $600,000, made pursuant to the Promissory Note dated April 25, 2001 attached hereto as Exhibit A (the "Promissory Note"). According to the terms and conditions of the Promissory Note, Steve Burke initially agreed to pay Knowledge Transfer Systems, Inc. a principal sum of six hundred thousand dollars ($600,000) together with interest on the unpaid balance thereof at a rate of six percent (6%) per annum with the principal of the note due in full by December 31, 2003. However, on November 29, 2002, Issuer extended the repayment terms of the Promissory Note for Steve Burke. The Promissory Note is now due in full by December 31, 2004.

On April 24, 2001, Gail Burke, Steve Burke's wife, acquired 50,000 shares of Common Stock for services to be rendered to the Issuer. Gail Burke served as Secretary and Treasurer of the Issuer from April 2001 to December 2003.

ITEM 4. PURPOSE OF TRANSACTION

The disclosure set forth in Item 4 is restated in its entirety as follows:

The shares reported in this Schedule 13D, as beneficially owned by Steve Burke, were acquired for investment purposes as a result of purchases made using a loan from the Issuer, with the terms and conditions described in the Promissory Note. The purchase described above was made in connection with Steve Burke's ongoing relationship with Issuer, as Issuer's Chief Executive Officer and Chairman.

Steve Burke intends to review his investment in the Issuer on a continuing basis and will consider and evaluate any strategic alternatives which are or may become available to him with respect to his holdings in the Issuer. In that connection, and depending upon, among other things, current and future trading prices for the Common Stock, Issuer's business, results of operations, financial condition and future prospects, conditions in the securities market, general economic and industry conditions, individual tax and other portfolio considerations and personal needs, Steve Burke may from time to time consider a number of possible strategies for enhancing the value of his investment in the Issuer, or other extraordinary matters relating to the Issuer, including, among other things: continued ownership of the shares of Common Stock beneficially owned by Steve Burke or acquiring additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; disposing of some or all of the securities of the Issuer beneficially owned by him; proposing or seeking to effect a financing or other capital raising transaction involving the issuance of additional securities of the Issuer to Steve Burke or some other person or persons; proposing or seeking to effect an additional loan or loans from Steve Burke or some other person or persons which may be convertible into equity securities of the Issuer and/or secured by the assets of the Issuer or other assets; proposing or seeking to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or its subsidiary, or a sale or transfer of a material amount of assets of the Issuer or its subsidiary; or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

Such review and the considerations noted above may lead to the taking of any of the actions set forth above or may lead Steve Burke to consider other alternatives. However, there can be no assurance that Steve Burke will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of his holdings in the Issuer. There can be no assurance as to the timing of any such matters should they be so pursued by Steve Burke.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The disclosure set forth in Item 5 is restated in its entirety as follows:

(a) Steve Burke beneficially owns 12,050,000 shares of Common Stock, $0.001 par value, of Knowledge Transfer Systems, Inc. The shares of Common Stock beneficially owned by Mr. Burke constitute approximately 24.18% of the total number of shares of Common Stock of Knowledge Transfer Systems, Inc., based upon 49,843,268 shares of Common Stock outstanding as of May 1, 2004.
The following table discloses the ownership of the Common Stock by the reporting person and immediate family:

             NAME                                NUMBER OF SHARES               PERCENT OF OUTSTANDING SHARES
             Steve Burke                         12,000,000                     24.08%
             Gail Burke                          50,000                         0.10%
             ----------------------------------- ------------------------------ -------------------------------------------
             Total                               12,050,000                     24.18%


(b) Steve Burke as an individual owner, exercises voting and dispositive power over all shares except those held by his immediate family for which the family member has voting and dispositive power.

(c) None.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Burke.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Exhibit A. Promissory Note (Unsecured) dated April 25, 2001. *

Exhibit B. Board Minutes dated June 8, 2001 granting Gail Burke 50,000 shares of
           Issuer shares. *

* Filed previously with the commission in registrant's Filing on Schedule 13D on June 22, 2004.




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





DATED:  AUGUST 26, 2004               BY:  /S/  STEVE BURKE
                                         ----------------------
                                           STEVE BURKE